 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated October 5, 2016, announcing that the Company has signed two long-term time charter contracts starting in 2018 with Valero Energy Inc. for Suezmax vessels with specialized Ice Class 1C capability.

The information contained in this Report on Form 6-K, except for the commentary by Chief Executive Officer Paddy Rodgers, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-210849) that was filed with the U.S. Securities and Exchange Commission effective April 21, 2016.

FORWARD-LOOKING STATEMENTS
Matters discussed herein may constitute forward-looking statements, including under U.S. federal securities laws. Forward-looking statements reflect the Company's current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. All statements, other than statements of historical facts, that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, including, without limitation, the delivery of vessels, the outlook for tanker shipping rates, general industry conditions future operating results of the Company's vessels, capital expenditures, expansion and growth opportunities, bank borrowings, financing activities and other such matters, are forward-looking statements. Although the Company believes that its expectations stated herein are based on reasonable assumptions, actual results may differ from those projected in the forward-looking statements. Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their obligations to the Company, the strength of the world economies and currencies, general market conditions, including changes in tanker vessel charter hire rates and vessel values, changes in demand for tankers, changes in our vessel operating expenses, including dry-docking, crewing and insurance costs, or actions taken by regulatory authorities, ability of customers of our pools to perform their obligations under charter contracts on a timely basis, potential liability from future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. The Company undertakes no obligation to publicly update or revise any forward-looking statement contained herein, whether as a result of new information, future events or otherwise, except as required by law. In light of the risks, uncertainties and assumptions, the forward looking events discussed herein might not occur, and Company's actual results could differ materially from those anticipated in these forward-looking statements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: October 5, 2016

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

EXHIBIT 99.1

LONG TERM TIME CHARTER AND FLEET RENEWAL

ANTWERP, Belgium, 5 October 2016 – Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav" or the "Company") announces that it has signed two long-term time charter contracts of seven years each with Valero Energy Inc. for Suezmax vessels with specialised Ice Class 1C capability starting in 2018.

In order to fulfil this contract, Euronav has ordered two high specification Ice Class Suezmax vessels from Hyundai Heavy Industries shipyard in South Korea. Additional specifications for these vessels include substantially increased steel structure, specific emissions controls and other bespoke operational capabilities. Delivery of these vessels is expected in early 2018 when each of the time charter contracts will begin.

Over many months of price discovery, management believes that the Company has secured an excellent price for two high specification vessels in line with its policy of not adding net new capacity to the global tanker fleet.

Paddy Rodgers said: "Euronav and its predecessors have been serving the Quebec refinery with purpose built new buildings since 1998. In a world of continuous change our commitment to serve our customer remains a constant point".

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Contact:
Mr. Brian Gallagher – Euronav Investor Relations
Tel: +44 20 7870 0436
Email: IR@euronav.com

Announcement of third quarter results 2016: Monday, 31 October 2016

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 57 double hulled vessels being 1 V-Plus vessel, 30 VLCCs (of which 1 in 50%-50% joint venture), two VLCCs under construction which were recently acquired as resales of existing newbuilding contracts, 20 Suezmaxes, two Suezmaxes under construction and two FSO vessels (both owned in 50%-50% joint venture). The Company's vessels mainly fly Belgian, Greek, French and Marshall Island flags.

Regulated information within the meaning of the Royal Decree of 14 November 2007.